Exhibit 14(8)

Exhibit 14(8)

Eidos plc
Preliminary Results for the Year to 30 June 2003

Eidos plc (“Eidos”), one of the world’s leading publishers and developers of entertainment software, today announces its preliminary results for the year to 30 June 2003.

Summary	30 June 2003	30 June 2002 (Proforma)
	(Audited)	(Unaudited)
	£ Million	£ Million

Turnover	151.5	116.5
Profit/(loss) before tax	17.4	(15.3)
EBITDA (See note 4)	17.4	(4.5)
Total operating profit/(loss) before goodwill and exceptional items	13.9	(11.2)
Cash and cash equivalents	58.2	59.1
Basic EPS (pence) (See note 2)	13.8	(11.1)

Highlights

Return to full year profitability – £17.4 million profit before tax and £13.9 million operating profit before goodwill and exceptional items
Turnover increased by 30% to £151.5 million
Improved gross profit margin to 59.0%
Four pillar titles released (Hitman 2: Silent Assassin, TimeSplitters 2, Tomb Raider: The Angel of Darkness and Championship Manager 4) each selling circa one million units; 13 new titles released in total
Profitable in two consecutive half year periods for the first time
Robust balance sheet maintained with cash funds in excess of £58.2 million
Exciting games line-up, including six pillar titles, in FY04
Strong growth expected in FY04

Commenting on the results John van Kuffeler, Chairman, said:

“During the year to June 2003, Eidos has returned the business to profitability, driven by strong sales of the four pillar titles released during the year and by our on-going management of the cost base. As we increase investment in our games pipeline, we continue to focus on minimising the risk in the development process to enable Eidos to enhance further its quality portfolio of game titles providing long-term value for shareholders.

Eidos has successfully moved from a period in which realignment and cost control were the primary goals, to one in which the business and our strengthened management team are focused on demonstrating their competence in producing market-smart games. The Group is also looking to build on its success by driving operational excellence throughout its business and in delivering a portfolio of quality games in a more timely manner.

Whilst Eidos continues to develop, the Board is confident that through our experience and knowledge of the marketplace and technology, we are managing the transition into a customer-focused, market-smart developer and publisher of entertainment software”.

Contacts:

Michael McGarvey, Chief Executive Officer, Eidos plc*	+44(0) 208 636 3000
Stuart Cruickshank, Chief Financial Officer, Eidos plc	+44(0) 208 636 3000

Jonathan Glass or James Crampton, Brunswick (UK)	+44(0) 207 404 5959
Nina Pawlak or Annie Schultz, Brunswick (US)	(+1) 212 333 3810

*An interview with Michael McGarvey, CEO, in video, audio and text will be available from 7.00am on Thursday, 4 September 2003 on http://www.eidos.com and on http://www.cantos.com

Eidos plc is listed on the London Stock Exchange (ticker: EID.L) and on the Nasdaq National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com

Eidos and the Eidos logo are trademarks of Eidos plc. All other names and/or brands and/or product names referred to in this release are registered trademarks or trademarks pending registration belonging to Eidos plc Group companies. All rights reserved.

Statements made in this release with respect to the Group’s plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events or otherwise.

CHIEF EXECUTIVE’S REVIEW

The results for the year ended 30 June 2003 and our return to profitability mark another significant step in the success of our strategic development programme and the growing strength of our games portfolio. They also reflect the maintenance and further progress of many of the significant improvements introduced and reported on previously.

Review of operations

The Group has improved its gross profit margin in a tough retail environment and reduced its fixed operating expenses. The significant increase in turnover of 30%, is largely attributable to our strong performance in North America where turnover increased by 55% and which now represents more than 40% of the Group’s total turnover. This performance is principally due to the sale of games which have been well received in the American market (e.g. Hitman 2: Silent Assassin, Tomb Raider: The Angel of Darkness and TimeSplitters 2). This level of contribution is expected to be maintained going forward.

The Group was disappointed with the delays experienced prior to the launch of Tomb Raider: The Angel of Darkness in June. Since the year end, the Board has taken steps which it believes to be both robust and timely to minimise the potential for such delays to recur. A significant number of Tomb Raider units were shipped prior to the 30 June yearend with 500,000 units being shipped early in the current financial year. The game continues to sell well in all formats and territories, with unit sales and sell-through to date in line with management’s original expectations.

The primary challenge for Eidos, and game developers in general, remains the timely delivery of quality games to the market. To this end, we have continued to make significant progress in the streamlining of our operations and have taken a number of important steps, both centrally and at studio level, to reduce delays. In particular, we are focussing our attention on an improved development process comprising a concept, prototype and pre-production stage, prior to final approval being given and production costs incurred. This process is targeted at minimising the risk in a game’s development at the outset and maximising its potential from the earliest stage. This will help us to make better informed decisions and approve the development of only those games which we believe have the capability and market opportunity to deliver significant value in a more predictable timeframe. The benefits of this improved process are likely to be seen in those games that are currently in development and expected to be released during the current financial year and beyond.

Elsewhere, we will ensure that we not only capitalize and build upon improvements made to date (which have helped to deliver our reported financial performance this year) but also continue to review and refine those other business processes that we believe can yield further tangible results.

Intellectual Property (IP) management

Securing long-term value for our shareholders will only be achieved by the creation and development of successful game franchises. The ability to fully leverage our IP, as we have successfully done with the Tomb Raider, Deus Ex and Championship Manager franchises, will enable Eidos to generate greater value from its IP and deliver sustainable revenues and profits going forward. Consequently, our primary focus remains the creation of internally developed IP, aligned with appropriate controls over the development processes, to ensure that all commercial opportunities are maximised. As part of this process we continually review our existing developer relationships, both internally and externally, to ensure that we work with those partners and studios that can operate within our strategic framework. This may require us to challenge the status quo from time to time and to take decisions which may be difficult in the short-term but which we believe to be in the long-term interests of shareholders.

It was in this context that the Board decided in July 2003 to transfer the future development of its key Tomb Raider franchise from our Core Design studio in the UK to our Crystal Dynamics studio in the US. The commercial rationale was the need to develop the next game with a fresh look and feel, targeted at a mass-market audience. Management believes that the Crystal Dynamics studio has the right combination of creative prowess and an established track record within the Group for on-time delivery of franchises using both established and new technologies.

Furthermore, Eidos and Sports Interactive today announce that they have mutually agreed to end their long-standing relationship for the joint development of our Championship Manager football management series, for which Eidos owns the brand. In the first half of this financial year, Eidos will release the new football season 03/04 update of this highly successful franchise, which will be the last update of the game to be developed under the existing relationship. Thereafter, Eidos will develop the Championship Manager game internally, out of a new London based studio, with an update release planned for the football season 04/05.

In addition, following a review of the commercial arrangements for the TimeSplitters franchise, for which the IP is wholly-owned by the external development studio, Free Radical Design, Eidos has decided not to pursue its option to develop a TimeSplitters 3 game. Eidos retains a back catalogue royalty entitlement in respect of the earlier TimeSplitters 1 & 2 game titles.

In line with our IP strategy, Eidos can confirm that during the year to June 2003, it signed-up three new game titles (yet to be named) which are in development and in which the Company owns the IP rights.

Board and employees

As already reported, Jeremy Heath-Smith stepped down as Development Director and as Managing Director of Core Design Limited on 14 July 2003. He remains on leave while the Group completes its review of the Core Design studio.

The success of our strategic development programme has been driven by the quality of our people and their commitment over the past three years. The Board would like to thank all of our employees for their continued hard work and enthusiasm and looks forward to their support once again over the coming year.

Current trading and outlook

Eidos has entered the new financial year well positioned to build on the success enjoyed in the year to 30 June 2003. There is an exciting line up of new releases for the year including six pillar titles, namely Commandos 3: Destination Berlin, Backyard Wrestling: Don’t Try This At Home, Championship Manager: Season 03/04, Legacy of Kain: Defiance, Deus Ex: Invisible War and Hitman 3: Contracts. We are also planning to release The Italian Job in Europe and Whiplash, a new character based action game focused on a younger demographic. In addition, the Group will benefit from the sale of units of Tomb Raider: The Angel of Darkness shipped in the current financial year. As previously reported, the next Tomb Raider game is scheduled to release during the financial year to 30 June 2005.

The Board believes that the market for entertainment software has the ability to deliver strong growth potential. Sales of the most successful hardware platforms for video games are expected to grow significantly over the next 12-18 months which could drive growth in the software market for these platforms by 10-15% in both the US and Europe. The Group’s strong portfolio of titles should enable Eidos to grow well ahead of the expected games market growth rates. The Company will continue to seek international opportunities to grow its business both organically and by strategic acquisitions.

The Board further believes that Eidos is well positioned to exploit fully this exciting market opportunity and that the Group’s prospects for translating this into enhanced shareholder value remain good.

FINANCIAL REVIEW

The Group’s results for the year ended 30 June 2003 show continued significant improvements in its operating and financial performance. Turnover increased by 30% to £151.5 million compared to £116.5 million in the year to 30 June 2002. Gross margins increased to 59.0% compared to 58.2% and there were further reductions in the Group’s fixed cost base. Overall the Group recorded a net profit after tax of £19.2 million compared to a loss of £15.3 million for the year to 30 June 2002.

Turnover

We released 27 new game versions in the year (2002: 18), including seven for PlayStation 2 and five for Xbox with the balance being principally PC game releases. A number of key franchise titles such as Tomb Raider: The Angel of Darkness, Hitman 2: Silent Assassin, TimeSplitters 2 and Championship Manager 4, each sold circa one million units during the year. The balance of our portfolio of new releases represents a significant improvement over the prior year. Catalogue sales of earlier versions of franchise titles such as Tomb Raider, Deus Ex and TimeSplitters remained strong in the year. In total, 12.5 million units were shipped in the year, compared to 11.4 million units during the year to 30 June 2002. There was an increase in the gross average selling price from £12.22 to £13.73 over the year resulting from the strong performance of our franchise titles. Overall, approximately 75% of Eidos’ revenue for the year was derived from console based games, compared to 65% in the prior year.

Operating results

The gross margin for the year to 30 June 2003 was 59.0% compared to 58.2% for the year to 30 June 2002. It is expected that margins will show a slight decrease from these levels in the coming year primarily due to the sales mix.

Operating expenses before goodwill for the year ended 30 June 2003 fell to £78.5 million (see note 5), from £80.8 million for the year to 30 June 2002. The decrease in operating expenses arises largely from the full year impact of savings made in prior years together with certain non recurring savings made in research and development.

Advertising costs in the year to 30 June 2003 were £18.3 million (12.1% of turnover) compared to £13.7 million (11.8% of turnover) for the year to 30 June 2002. This reflects the strong promotional support for our pillar titles released during the year. The fixed element of selling and marketing costs was £7.4 million compared to £8.1 million in the prior year. The reduction in expenditure is due to the full year impact of savings arising from salary and licence amortization costs in our publishing businesses.

Research and development, representing the Group’s total investment in product development, totalled £32.6 million (2002: £39.0 million). This decrease reflects the move toward internally developed franchise titles and certain non recurring savings. The Group remains committed to investing in developing titles for future release and expects the level of expenditure to increase in line with those recorded in previous periods.

Administrative expenses before goodwill amortization were £20.2 million compared to £20.0 million for the year to 30 June 2002. While the Group continues to invest in management and infrastructure to support future growth, it will also maintain its close management of administrative expenses. Total administrative expenses for the year were £20.4 million including goodwill amortization of £0.2 million, compared to £24.2 million including goodwill amortization of £4.2 million in 2002. The reduction in the amortization charge resulted from the goodwill relating to the acquisition of Crystal Dynamics becoming fully amortized during the year to 30 June 2002.

After deducting operating expenses before goodwill of £78.5 million, Eidos reported an operating profit before goodwill and exceptional items of £13.9 million for the year. This included the Group’s share of joint venture operating profits of £3.0 million (before goodwill amortization). This compares to losses before goodwill and exceptional items for the year to 30 June 2002 of £11.2 million, which included joint venture operating profits of £1.8 million.

Exceptional items

The Group received £1.4 million litigation settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

Taxation

Included within the tax credit for the year is an amount of £5.6 million relating to the release of provisions in respect of prior year contingent tax liabilities. This release reflects the results of discussions with the Inland Revenue during the year. The Board is satisfied that the Group is adequately provided for any remaining tax exposures. Significant brought-forward losses remain available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 – Deferred Tax, and believes that no further amounts should currently be recognized in respect of these losses. The Group continues to work to optimize its tax position going forward.

Earnings per share

Eidos reported a profit after tax of £19.2 million for the year to 30 June 2003 compared to a loss of £15.3 million for the year to 30 June 2002. The basic earnings per share was 13.8p compared to a loss of 11.1p for the year to 30 June 2002, based on the weighted average number of shares in issue during the year. Excluding goodwill and exceptional items, the earnings per share was 9.3p for the year ended 30 June 2003 (2002: loss per share of 7.3p) (see note 2).

Liquidity and capital resources

Net assets at 30 June 2003 include goodwill of £0.3 million (2002: £1.0 million), tangible fixed assets and investments of £7.6 million (2002: £8.5 million), net current assets of £67.9 million (2002: £49.7 million) and other long term creditors and provisions of £0.03 million (2002: £2.7 million).

At the year end Eidos had cash and cash equivalents of £58.2 million (2002: £59.1 million) and no debt (2002: nil). Net funds decreased by £1.0 million during the year (2002: increase of £16.3 million), before the management of liquid resources. Operating activities generated a cash outflow of £4.7 million (2002: £10.1 million), reflecting the operating profit offset by an increase in working capital during the year. There was a high level of trade debtors at the year end linked to the timing of the Tomb Raider game release.

Interest receivable increased to £3.1 million from just over £2.0 million in the prior year. The increase was primarily due to higher average cash balances held during the year.

Dividends

No dividend has been paid or declared during the year (2002: nil).

EIDOS plc

Consolidated Profit and Loss Account – U.K. GAAP

	Note
		Year ended 30 June 2003 (Audited) £’000		Year ended 30 June 2002 (Unaudited) £’000

Turnover: Group and share of joint ventures		169,048		128,613
Less: share of joint venture turnover		(17,514)		(12,141)

Turnover – continuing operations	1	151,534		116,472
Cost of goods sold		(62,099)		(48,666)

Gross profit		89,435		67,806
Selling and marketing		(25,747)		(21,839)
Research and development		(32,579)		(38,951)
Administrative expenses
Goodwill amortization		(264)		(4,150)
Other		(20,173)		(20,038)

		(20,437)		(24,188)

Operating expenses		(78,763)		(84,978)

Group operating profit/(loss)		10,672		(17,172)
Share of operating profit of joint ventures		2,950		1,774
Joint ventures goodwill amortization		(471)		(5,404)

Total operating profit/(loss) – continuing operations – before goodwill		13,886		(11,248)
Total amortization of goodwill		(735)		(9,554)

Total operating profit/(loss) – continuing operations		13,151		(20,802)
Exceptional items
Profit on disposal of fixed asset investment		—		7,745
Write down of investments		—		(3,368)
Settlement in respect of Express.com		1,400		—

		14,551		(16,425)

Income from investments		—		152
Interest receivable and similar income		3,095		2,023
Interest payable and similar charges		(292)		(1,040)

Profit/(loss) on ordinary activities before tax		17,354		(15,290)
Tax credit/(charge) on profit/(loss) on ordinary activities
operational		(3,744)		(56)
exceptional prior year items		5,595		—

		1,851		(56)

Profit/(loss) for the year		19,205		(15,346)

Earnings/(loss) per share before goodwill amortization and exceptional items	2	9.3	p	(7.3	)p
Earnings/(loss) per share	2	13.8	p	(11.1	)p
Diluted earnings/(loss) per share	2	13.7	p	(11.1	)p

EIDOS plc

Consolidated Balance Sheet – U.K. GAAP

	30 June 2003 (Audited) £’000	30 June 2002 (Unaudited) £’000
Fixed assets
Intangible assets	252	550
Tangible assets	4,681	5,212
Investments
Joint ventures – share of net assets	2,745	3,318
Joint ventures – goodwill	—	471
Other investments	1	1
Own shares	199	—

Total investments	2,945	3,790

Total fixed assets	7,878	9,552

Current assets
Stocks	2,772	3,390
Debtors
due within one year	39,072	9,033
due after one year	50	1,449
Cash at bank and in hand	58,242	59,052

Total current assets	100,136	72,924

Creditors: Amounts falling due within one year	(32,204)	(23,186)

Net current assets	67,932	49,738

Total assets less current liabilities	75,810	59,290

Creditors: Amounts falling due after more than one year	(33)	(1,283)

Provisions for liabilities and charges	—	(1,418)

Net assets	75,777	56,589

Capital and reserves
Called up share capital	2,799	2,795
Share premium account	138,315	138,107
Other reserves	707	707
Profit and loss account	(66,044)	(85,020)

Equity shareholders’ funds	75,777	56,589

EIDOS plc

Consolidated Cash Flow Statement – U.K. GAAP

		Year ended 30 June 2003 (Audited)	Year ended 30 June 2002 (Unaudited)
	Note	£’000	£’000
Net cash outflow from operating activities	3	(4,674)	(10,116)

Dividends from joint ventures and associates		2,195	799

Returns on investments and servicing of finance
Interest received		2,151	2,603
Interest and finance charges paid		(325)	(667)
Interest element of finance lease rentals		(28)	(134)

		1,798	1,802

Taxation
UK corporation tax repaid		283	11,575
Foreign tax (paid)/repaid		(28)	3,491

		255	15,066

Capital expenditure and financial investment
Purchase of tangible fixed assets		(1,756)	(2,784)
Sale of tangible fixed assets		18	—
Proceeds from other investments		1,400	11,161
Purchase of other investments		(276)	—

		(614)	8,377

Acquisitions and disposals
Net cash acquired with subsidiary undertaking		—	371

Cash (outflow) / inflow before management of liquid resources and financing		(1,040)	16,299

Management of liquid resources
Decrease/(increase) in term deposits		7,785	(38,081)

Financing
Issue of ordinary share capital		212	52,901
Capital element of finance lease rental payments		(223)	(127)

		(11)	52,774

Increase in cash in the year	7	6,734	30,992

Notes to the Accounts for the Year ended 30 June 2003

1. Statistical Information

Geographical Revenue Mix

	Year ended 30 June 2003 (Audited)		Year ended 30 June 2002 (Unaudited)

	£’000	% of Total	£’000	% of Total
North America	62,274	41.1%	40,069	34.4%
UK/Europe	79,980	52.8%	70,431	60.5%
Rest of World	9,280	6.1%	5,972	5.1%

	151,534	100.0%	116,472	100.0%

Platform Revenue Mix (games revenue only)

	Year ended 30 June 2003 (Unaudited)		Year ended 30 June 2002 (Unaudited)

	£’000	% of Total	£’000	% of Total
Console	107,240	74.4%	70,675	65.4%
PC	36,988	25.6%	37,373	34.6%

	144,228	100.0%	108,048	100.0%

2. Earnings per share

The calculations of earnings per share are based on the following information:

Weighted average number of shares:

	2003 (Audited) Number of shares	2002 (Unaudited) Number of shares

For basic earnings per share	139,637,852	138,541,310
Exercise of share options	705,258	1,317,791

For diluted earnings per share	140,343,110	139,859,101

In accordance with FRS14 – Earnings per share, the diluted loss per share for the year ended 30 June 2002 is equivalent to the basic earnings per share as any conversion of options would decrease the net loss per share.

	Basic		Basic		Diluted		Diluted

	Year ended 30 June 2003 (Audited) £’000		Year ended 30 June 2002 (Unaudited) £’000		Year ended 30 June 2003 (Audited) £’000		Year ended 30 June 2002 (Unaudited) £’000
Profit / (loss) for the year	19,205		(15,346)		19,205		(15,346)
Goodwill amortization	735		9,554		735		9,554
Exceptional item – operational	(1,400)		(4,377)		(1,400)		(4,377)
Exceptional item – tax credit	(5,595)		—		(5,595)		—

Profit / (loss) for the year before goodwill and exceptional items	12,945		(10,169)		12,945		(10,169)

	Pence per share (Audited)		Pence per share (Unaudited)		Pence per share (Audited)		Pence per share (Unaudited)
Earnings / (loss) per share	13.8	p	(11.1	)p	13.7	p	(11.1	)p
Goodwill and exceptional items per share	(4.5	)p	3.8	p	(4.5	)p	3.8	p

Earnings / (loss) per share before goodwill amortization and exceptional items	9.3	p	(7.3	)p	9.2	p	(7.3	)p

3. Reconciliation of operating profit/(loss) to net cash outflow from operating activities

	Year ended 30 June 2003 (Audited) £’000	Year ended 30 June 2002 (Unaudited) £’000
Operating profit / (loss)	10,672	(17,172)
Loss on disposal of fixed assets	34	—
Depreciation of tangible fixed assets	2,081	2,337
Amortization of goodwill	264	4,150
Amortization of own shares	77	—
Decrease / (increase) in stocks	510	(389)
(Increase) / decrease in debtors	(31,210)	6,605
Increase / (decrease) in creditors	12,898	(5,647)

Net cash outflow from operating activities	(4,674)	(10,116)

4. Non-GAAP Measures: EBITDA

	Year ended 30 June 2003 (Audited) £’000	Year ended 30 June 2002 (Unaudited) £’000
Operating profit / (loss) from continuing operations	13,151	(20,802)
Exceptional items	1,400	4,377
Depreciation of tangible fixed assets	2,081	2,337
Amortization of goodwill	264	4,150
Joint venture amortization of goodwill	471	5,404
Amortization of own shares	77	—

EBITDA	17,444	(4,534)

5. Non-GAAP Measures: Operating expenses before goodwill amortization

	Year ended 30 June 2003 (Audited) £’000	Year ended 30 June 2002 (Unaudited) £’000
Operating expenses	78,763	84,978
Less goodwill amortization	(264)	(4,150)

Operating expenses before goodwill amortization	78,499	80,828

6. Foreign exchange rates

The main exchange rates Eidos is impacted by are the United States Dollar and the Euro against the Pound Sterling. The average United States Dollar exchange rate during the year was $1.59 (2002:$1.45) and the Euro was €1.51 (2002: €1.61). The rates at 30 June 2003 were $1.65 (2002: $1.52) and €1.44 (2002: €1.54) respectively.

7. Net fund movement

Analysis of net funds

	At 1 July 2002	Cashflow	Exchange movements	Other non-cash	At 30 June 2003

	£’000	£’000	£’000	£’000	£’000
Net cash:
Cash at bank and in hand	20,971	6,734	241	—	27,946

	20,971	6,734	241	—	27,946

Short-term deposits and liquid resources	38,081	(7,785)	—	—	30,296

	59,052	(1,051)	241	—	58,242
Finance leases	(274)	223	59	(31)	(23)

Net funds	58,778	(828)	300	(31)	58,219

8. Proforma comparatives

On 12 December 2001 Eidos announced that it was changing its year-end from March to June. Due to the change of year-end during the previous period, the comparative financial data for the twelve months to 30 June 2002 has been derived on a proforma basis and is unaudited.

9. Basis of financial information

The financial information presented here does not constitute statutory accounts as defined by Section 240 of the Companies Act. It has been prepared on the basis of the accounting policies set out in the Group’s statutory accounts for the 15 month period ended 30 June 2002, except for those changes noted below. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 30 June 2003 will be delivered to the Registrar of Companies following approval by shareholders at the AGM.

Changes in accounting policies:

Stocks: Cost is now determined on a weighted average basis rather than as previously on a first in first out basis. This measurement basis reflects more closely the group’s operations. The effect of this change in cost measurement is not significant in either the current or prior period.

Licence fees: Licence fees payable were previously charged to the profit and loss account over the life of the licence. These fees are now charged on the basis of actual product sales. Management relies on forecasts of sales to determine the relevant amortization rate of the licence fee, subject to regular reviews to ensure that the amortization rate is appropriate. This new policy aligns the amortization of the licence fee to the revenue received in respect of it. The effect of this change in calculating amortization is not significant in either the current or prior period.

10. U.S. GAAP Results

A reconciliation of our results for the year to U.S. GAAP is included at the end of this release for US investors. The main differences between our UK and U.S. GAAP reported results are in respect of the treatment of goodwill arising on acquisitions, treasury stock, and revenue received in advance of services performed. Our U.K. GAAP results translated into dollars are available from Eidos upon request.

11. Eidos plc

Eidos plc is registered in England and Wales (number 2501949) and its registered office address is: Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

EIDOS plc

Consolidated Statements of Operations reconciled to U.S. GAAP

Reconciliation to U.S. GAAP	Year ended June 30, 2003		Year ended June 30 2002
	(Audited)		(Unaudited)

	£’000		£’000
Net income /(loss) after tax (reported under U.K. GAAP)	19,205		(15,346)
Amortization of goodwill	264		(273)
Revenue recognition	(1,703)		938
Provision against investments	—		(204)

Net income/(loss) in accordance with U.S. GAAP	17,766		(14,885)

Earnings/(loss) per share in accordance with U.S. GAAP	12.7	p	(10.7	)p

Equity Shareholders’ Funds reconciled to U.S. GAAP

Reconciliation to U.S. GAAP	June 30, 2003	June 30 2002
	(Audited)	(Unaudited)

	£’000	£’000
Equity Shareholders’ Funds (reported under U.K. GAAP)	75,777	56,589

Amortization of goodwill – group	264	—
Exchange differences on goodwill	34	—
Revenue recognition	(1,703)	—
Treasury Stock	(276)	—

	(1,681)	—

Shareholders’ Funds in accordance with U.S. GAAP	74,096	56,589

Notes:
1. Treasury Stock relates to Ordinary shares in Eidos plc that the Company has purchased in the market and which are held in an offshore trust for the future benefit of certain members of senior management.